SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(D)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 10)

BRIGHAM EXPLORATION COMPANY

(Name of Subject Company)

BRIGHAM EXPLORATION COMPANY

(Names of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109178103

(CUSIP Number of Class of Securities)

Kari A. Potts

General Counsel and Corporate Secretary

Brigham Exploration Company

6300 Bridge Point Parkway, Building 2, Suite 500

Austin, Texas 78730

(512) 427-3300

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Joe Dannenmaier

Amy Curtis

Kenn Webb

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, TX 75201-2533

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Brigham Exploration Company (“Brigham”), filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2011 and amended on November 1, 2011, November 4, 2011, November 7, 2011, November 10, 2011, November 15, 2011, November 16, 2011, November 22, 2011, November 23, 2011 and November 30, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by an indirect, wholly owned subsidiary (“Purchaser”) of Statoil ASA (“Parent”) to purchase all of the shares of Brigham’s common stock, par value $0.01 per share (the “Shares”), that are issued and outstanding, at a price of $36.50 per Share, net to the stockholder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with the SEC on October 28, 2011, as amended. The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as discussed below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following subsection immediately prior to the subsection under the heading “Forward-Looking Statements”:

“Completion of the Offer

The initial offering period for the Offer expired at 12:00 midnight, New York City time, at the end of Wednesday, November 30, 2011. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised Parent and Purchaser that, as of the Expiration Date, approximately 96,913,613 million Shares had been validly tendered and not validly withdrawn in the Offer, which tendered Shares represent approximately 81.76% of the total outstanding Shares. The Depositary also informed Parent that the Depositary has received commitments to tender 7,115,922 additional Shares under the guaranteed delivery procedures for the Offer. Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date.

Pursuant to the Merger Agreement, Purchaser has elected to provide a subsequent offering period for all remaining untendered Shares, which will commence immediately and will expire at 12:00 midnight, New York City time, at the end of Wednesday, December 7, 2011. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will receive the same purchase price as paid pursuant to the Offer of $36.50 per Share, net to the stockholder in cash, without interest, less any applicable withholding taxes. Shares properly tendered during the subsequent offering period will be accepted as they are tendered and paid for promptly as they are received. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described in the Offer to Purchase except that Shares tendered during the subsequent offering period may not be withdrawn.

A copy of the joint press release issued by Parent and the Company announcing the expiration of the Offer and the commencement of the subsequent offering period is filed as Exhibit (a)(1)(V) to this Schedule 14D-9 and is incorporated by reference herein.

Pursuant to the Merger Agreement, as a result of the acceptance for payment of the Shares validly tendered and not properly withdrawn, Parent is entitled to elect or designate six members of the Company’s Board of Directors, and the Company will cause Parent’s designees to be elected or appointed to the Company’s Board of Directors, including, at the election of Parent, by increasing the size of the Company’s Board of Directors or by seeking and accepting or otherwise securing resignations from such number of incumbent directors as is necessary to enable Parent’s designees to be elected or appointed to the Company’s Board of Directors. Parent has chosen to elect or designate the following six members to the Company’s Board of Directors: Jason Nye, Heidi Wolden, Kathy Kanocz, Andrew Byron Winkle, Paul Owen, and Irene Rummelhoff. In addition, subject to the terms of the Merger Agreement, pending completion of the Merger, Parent is entitled to, and intends to request to have, its designees appointed to the appropriate committees of the Company’s Board of Directors. At the request of Parent, the Company will, to the extent permitted by applicable law and its certificate of incorporation, cause individuals designated by Parent to constitute substantially the same percentage of members, rounded up to the next whole number, as is on the Company’s Board of Directors on (i) each committee of the Company’s Board of Directors, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board of directors of each subsidiary of the Company, in each case to the extent permitted by applicable law and the continued listing requirements of the NASDAQ Global Select Market.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(B)	Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(D)	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 28, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(G)	Press Release issued by the Company dated October 17, 2011 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on October 17, 2011)

(a)(1)(H)	Investor Presentation of Parent (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Purchaser with the SEC on October 17, 2011)

(a)(1)(I)	Transcript of Investor Briefing Teleconference of Parent (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(J)	English Translation of Norwegian Investor Briefing Teleconference Transcript of Parent (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(K)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex A to the Schedule 14D-9)*

(a)(1)(L)	Press Release issued by Parent dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(M)	Press Release issued by Parent dated October 17, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(N)	Form of letter from Parent to the Company’s employees, dated October 20, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 20, 2011)

(a)(1)(O)	Investor Presentation of Parent by Chief Executive Officer, dated October 27, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(P)	Investor Presentation of Parent by Chief Financial Officer, dated October 27, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(Q)	Transcript of Analyst Teleconference of Parent held on October 27, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(R)	English Translation of Transcript of Press Conference of Parent held by Chief Executive Officer on October 27, 2011 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(S)	Notice to Participants in Brigham, Inc. 401(K) Plan **

(a)(1)(T)	Frequently Asked Questions available to Employees of the Company***

(a)(1)(U)	Press Release dated November 22, 2011****

(a)(1)(V)	Press Release dated December 1, 2011******

(a)(2)(A)	Letter, dated October 28, 2011, to the Company’s stockholders*

(a)(2)(B)	Opinion of Jefferies & Company, Inc., dated October 16, 2011 (included as Annex B to the Schedule 14D-9)*

(e)(1)	Agreement and Plan of Merger, dated October 17, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2011)

(e)(2)	Confidentiality Agreement, dated as of December 29, 2010, between the Company and Parent (incorporated by reference to Exhibit (d)(6) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(3)	Tender and Voting Agreement, dated as of October 17, 2011, by and among Parent, Purchaser and the directors and executive officers of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2011)

(e)(4)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and Ben M. Brigham*

(e)(5)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and David T. Brigham*

(e)(6)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and Eugene B. Shepherd, Jr.*

(e)(7)	Terms and Conditions of Continued Employment, dated as of October 16, 2011, by and between Statoil Gulf Services LLC and Jeffery E. Larson*

(e)(8)	Terms and Conditions of Continued Employment, dated as of October 16, 2011, by and between Statoil Gulf Services LLC and A. Lance Langford*

(e)(9)	Letter Agreement amending Agreement and Plan of Merger, dated October 27, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(7) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(10)	Non-Solicitation Agreement, dated June 17, 2011, by and among Parent and the Company (incorporated by reference to Exhibit (d)(5) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(11)	Understanding Regarding Name Usage, dated November 3, 2011, by and among the Company, Brigham, Inc., Brigham Oil & Gas, L.P., Statoil USA Properties Inc., and Ben M. Brigham**

(e)(12)	Amendment to Terms and Conditions of Continued Employment, dated as of November 30, 2011, by and between Statoil Gulf Services LLC and Jeffery E. Larson*****

(e)(13)	Amendment to Terms and Conditions of Continued Employment, dated as of November 30, 2011, by and between Statoil Gulf Services LLC and A. Lance Langford*****

(g)(1)	Transcript of oral presentations by certain executive officers to the Company’s employees, on October 17, 2011 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on October 17, 2011)

*	Previously filed with the Schedule 14D-9 on October 28, 2011.
**	Previously filed with Amendment No. 3 to the Schedule 14D-9 on November 7, 2011.
***	Previously filed with Amendment No. 7 to the Schedule 14D-9 on November 22, 2011.
****	Previously filed with Amendment No. 8 to the Schedule 14D-9 on November 23, 2011.
*****	Previously filed with Amendment No. 9 to the Schedule 14D-9 on November 30, 2011.
******	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BRIGHAM EXPLORATION COMPANY

Date: December 1, 2011

	By:	/s/ Eugene B. Shepherd, Jr.
	Name:	Eugene B. Shepherd, Jr.
	Title:	Chief Financial Officer and Executive Vice President